Exhibit 99.1

CIS Acquisition Ltd Announces Mandatory Separation of Units and Liquidation of Trust Account Following Completion of Business Combination with Delta Advanced Materials Limited

NEW YORK, Sept. 29, 2014 -- CIS Acquisition Ltd. (NASDAQ: CISAA; CISAW) (“CIS”) announced that effective September 29, 2014, (the “Effective Date”) CIS’s currently traded units (NASDAQ: CISAU), which were sold in its initial public offering, will cease to exist and be mandatorily separated into their component parts: one Class A Share of CIS, par value $.0001, and one warrant to purchase one ordinary share of CIS. On the Effective Date, all units will be automatically separated into their component parts and each unit holders’ account, in lieu of the units, will reflect ownership of the Class A Shares and warrants.

The separation is being taken in order to complete the liquidation and redemption of Class A Shares pursuant to CIS’s organizational documents. The liquidation of the Class A Shares and the distribution of the balance of funds held in its trust account follows the completion of CIS’s business combination with privately-held Delta Advanced Materials Limited (“Delta”). The transaction closed on Friday, September 19, 2014.

In accordance with the provisions of the trust account, holders of Class A Shares not converted to Class C Shares upon completion of the acquisition are each entitled to be redeemed for cash equal to the pro-rata portion of the trust account ($10.40 per share). A total of 3,500,000 Class A Shares are being redeemed upon liquidation of the trust account. The trust account was maintained at J.P. Morgan, with American Stock Transfer & Trust Company, LLC as trustee. Inquiries regarding the liquidation and funds to be received may be directed to: American Stock Transfer & Trust Company, LLC at 1-800-937-5449.

Following the separation of units and the liquidation of the non-converted Class A Shares, all remaining shares of CIS will be consolidated into a class of ordinary shares.

About Delta Advanced

Founded in 2007, Delta is a leading China-based fine and specialty chemical company producing and distributing organic compound including para-chlorotoluene (“PCT”), ortho-chlorotoluene (“OCT”), PCT/OCT downstream products, unsaturated polyester resin (“UPR”), maleic acid (“MA”) and other by-product chemicals. The end application markets of the Company’s products include Automotive, Pharmaceutical, Agrochemical, Dye & Pigments, Aerospace, Ceramics, Coating-Printing, Clean Energy and Food Additives.

Delta has approximately 300 employees, 25% of whom are highly-qualified experts and technical personnel. The company serves more than 380 clients in various industries.

Delta is held by, among other shareholders, Mr. Xin Chao (the Chairman of the Board of Directors and CEO), Kleiner Perkins Caufield & Byers and Korea Investment Partners.

About CIS Acquisition Ltd.

CIS Acquisition Ltd. was a blank check company formed to acquire, through a merger, stock exchange, asset acquisition, stock purchase or similar acquisition transaction, one or more operating businesses.

Safe Harbor Statement

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements are subject to known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Statements preceded or followed by or that otherwise include the words “believes,” “expects,” “anticipates,” “intends,” “projects,” “estimates,” “plans,” and similar expressions or future or conditional verbs such as “will”, “should”, “would”, “may” and “could” are generally forward-looking in nature and not historical facts. Forward-looking statements in this release also include statements about business and economic trends. Investors should also consider the areas of risk described under the heading “Forward Looking Statements” and those factors captioned as “Risk Factors” in CIS’s periodic reports under the Securities Exchange Act of 1934, as amended, or in connection with any forward-looking statements that may be made by CIS.

CIS also disclaims any duty to comment upon or correct information that may be contained in reports published by the investment community.